Exhibit 99.1

Dollar Tree Stores, Inc. Hosts Annual Shareholders Meeting; Celebrates 20 Years in Business

CHESAPEAKE, Va.--June 14, 2006--Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, held its Annual Meeting of Shareholders today at its Distribution Center in Joliet, Illinois.

Shareholders re-elected J. Douglas Perry, Thomas A. Saunders, III, and Eileen R. Scott to serve on the Board of Directors for three-year terms, which will expire in 2009. Shareholders also elected Mary Anne Citrino a director, serving the remainder of the Class I term, until 2008.

At the meeting, Mr. Bob Sasser, President and Chief Executive Office of the Company, provided highlights of the Company's performance in 2005 and in the first quarter of 2006.

In 2005, Dollar Tree Stores:

-- achieved record sales of $3.4 billion, and diluted earnings per share of $1.60;

-- increased retail square footage by 13%;

-- improved new store productivity;

-- expanded tender-types, adding Debit Card and EBT to 1,470 stores, with Food Stamps accepted at 220 Stores by year-end;

-- added 181 stores with freezers and coolers;

-- reduced inventory by $39 million -- 12% per store - and increased inventory turns;

-- ended the year with $340 million Cash and Investments, after expending $140 million for Capital Expenditures and $180 million for share repurchase.

In the First quarter of 2006:

-- sales grew by 14.3%, on a comparable-store sales increase of 4.0%;

-- diluted earnings per share increased 19.2%;

-- inventory declined $10.5 million, inventory per store was reduced by 12%, and inventory turns increased;

-- the Company opened 74 new stores and completed the acquisition of 138 Deal$ stores;

-- tender-type acceptance continued to expand, with Debit Card and EBT now accepted at more than 95% of stores, and food stamps accepted at over 300 stores;

-- and the Company ended the quarter with a $117 million increase in Cash and Investments compared with the end of the first quarter 2005, including:

-- $42 million of capital expenditures,

-- $50 million of cash used for the acquisition of Deal$,

-- and $50 million of share repurchases.

The Company also reiterated guidance for the second quarter and fiscal year 2006. For the second quarter, the Company estimates sales to be in the range of $855 - $875 million, and diluted earnings per share in the range of $0.24 to $0.27. Full year sales are expected to be in the range of $3.855 to $3.940 billion with diluted earnings per share expected to be $1.70 to $1.82, which includes the impact of the Company's share repurchase efforts during the first quarter of 2006.

At the Meeting, Dollar Tree shareholders, management and associates recognized the Company's 20th year in business. Among the Board of Directors present at the meeting were the Company's founders, Ray Compton, Douglas Perry and Chairman of the Board Macon Brock. In addition, twenty associates who have been with the Company since its first year were also honored at the meeting.

"This year marks the 20th Anniversary of our Company's creation," said Bob Sasser. "Dollar Tree began in 1986 with 5 stores. Now, 20 years later, we have more than 3,100 stores across 48 states, nine Distribution Centers and 37,000 associates. We are grateful to our founders, our 20-year associates and to all of the men and women whose vision, dedication and effort have made Dollar Tree a great Company today, and provided a strong foundation for the future. We believe the best is yet to come!"

Dollar Tree operated 3,128 stores in 48 states as of June 14, 2006.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second-quarter and full year sales and second-quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed June 8, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
             Timothy J. Reid
             757-321-5284
             www.DollarTree.com

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